Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference on Form 8-K/A of Independent Bank Corp. of our reports dated March 7, 2025, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting of Enterprise Bancorp, Inc., appearing in the Annual Report on Form 10-K of Enterprise Bancorp, Inc. for the year ended December 31, 2024.

/s/ RSM US LLP

Boston, Massachusetts
September 10, 2025